UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-36190

001-36191

Extended Stay America, Inc.

ESH Hospitality, Inc.

(Exact name of registrant as specified in its charter)

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of Extended Stay America, Inc.

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Paired Share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: On June 16, 2021, Eagle Merger Sub 1 Corporation (“MergerCo 1”) merged with and into Extended Stay America, Inc. (the “Corporation”) and Eagle Merger Sub 2 Corporation (“MergerCo 2”) merged with and into ESH Hospitality, Inc. (“ESH REIT”), pursuant to that certain Agreement and Plan of Merger, dated as of March 14, 2021, by and among Eagle Parent Holdings L.P., MergerCo 1, MergerCo 2, the Corporation and ESH REIT, as amended on May 31, 2021, at which time the separate existences of MergerCo 1 and MergerCo 2 ceased; subsequent to such mergers, the Corporation was merged with and into ESH REIT, and ESH REIT continues under the name “ESH Hospitality, Inc.” as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, ESH Hospitality, Inc., for itself and as successor corporation to Extended Stay America, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ESH HOSPITALITY, INC. (for itself and as successor corporation to Extended Stay America, Inc.)

Date: June 26, 2021	By:	/s/ Christopher Dekle
Name: Christopher N. Dekle
Title: General Counsel and Corporate Secretary